Exhibit 99.1

May 14, 2020

Globant Reports 2020 First Quarter Financial Results

Solid Start To The Year Amidst COVID-19 Crisis

First quarter revenues of $191.6 million, up 31.1% year-over-year

IFRS Diluted EPS of $0.35 for the first quarter

Non-IFRS Diluted EPS of $0.64 for the first quarter

Luxembourg / May 14, 2020 - Globant (NYSE: GLOB), a digitally native technology services company, today announced results for the three months ended March 31, 2020.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

First Quarter 2020 Financial Highlights

●	Revenues rose to $191.6 million, representing 31.1% year-over-year growth compared to the first quarter of 2019.
●	IFRS Gross Profit margin was 37.7% compared to 39.3% in the first quarter of 2019.
●	Non-IFRS Adjusted Gross Profit Margin was 39.5% compared to 41.1% in the first quarter of 2019.
●	IFRS Profit from Operations Margin was 9.8% compared to 12.6% in the first quarter of 2019.
●	Non-IFRS Adjusted Profit from Operations Margin was 15.6% compared to 16.9% in the first quarter of 2019.
●	IFRS Diluted EPS was $0.35 compared to $0.32 in the first quarter of 2019.
●	Non-IFRS Adjusted Diluted EPS was $0.64 compared to $0.50 in the first quarter of 2019.

Cash and Other Metrics for the Quarter ended March 31, 2020

●	Cash and cash equivalents and Short-term investments totaled $134.2 million as of March 31, 2020, an increase of $51.7 million, from $82.5 million as of December 31, 2019. During the first quarter of 2020, we drew an additional $75 million from our credit facility, totaling $125.7 million as of March 31, 2020.
●	Globant completed the first quarter with 12,538 Globers, 11,755 of whom were technology, design and innovation professionals.
●	The geographic revenue breakdown for the first quarter was as follows: 74.5% from North America (top country: US), 19.5% from Latin America and others (top country: Argentina) and 6.0% from Europe (top country: Spain).
●	In terms of currencies, 86.8% of Globant’s revenues for the first quarter were denominated in US dollars.
●	During the twelve months ended March 31, 2020, Globant served a total of 876 customers and continued to increase its wallet share, having 112 accounts with more than $1 million of annual revenues, compared to 91 for the same period one year ago.
●	Globant’s top customer, top five customers and top ten customers represented 11.7%, 29.1% and 41.0% of first quarter revenues, respectively.

“We are all living uncertain times as we go through the COVID-19 pandemic, and I am proud that at Globant we have continued taking good care of our employees, partnering with our customers and vendors, and assisting the communities where we operate,” said Martín Migoya, Globant’s CEO and co-founder. “Our rapid response to the crisis has enabled us to reinforce our relations with our customers, as we help them prepare and transform for the new future. This crisis is presenting new challenges and a more uncertain scenario, though we do not yet know the full extent of the impact that the spread of the COVID-19 pandemic may have on the global economy and therefore on our business, we are confident that as a pure digital player we are extremely well positioned to help companies reinvent themselves and move further into their digital and cognitive transformation.”

“Despite this uncertain situation, our strong differentiators enabled us to have a great performance in the first quarter where we delivered revenues and adjusted diluted earnings per share above our expectations. Revenues for the quarter amounted to $191.6 million dollars, a new record for our company which represented an outstanding 31.1% year over year growth, and with minimal impact from COVID-19,” Migoya added.

"Once again we completed a very successful first quarter. Revenues grew more than 30%, our adjusted net income margin was 12.7% and net hirings were very strong. We continue to focus on executing with excellence in this challenging environment,” explained Juan Urthiague, Globant’s CFO.

2020 Second Quarter Outlook

Based on current market conditions, Globant is providing the following estimates for the second quarter of 2020:

●	Second quarter 2020 Revenues are estimated to be at least $179 million.
●	Second quarter 2020 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 12.5%-14.5%.
●	Second quarter 2020 Non-IFRS Adjusted Diluted EPS is estimated to be at least $0.47 (assuming an average of 38.2 million diluted shares outstanding during the second quarter).

Due to the uncertainty related to the potential impacts of COVID-19 on the Company's full year financial results, Globant is not providing a full year 2020 financial outlook at this time.

Conference Call and Webcast

Martín Migoya and Juan Urthiague will discuss the first quarter 2020 results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US & Canada +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

We are a digitally native company where innovation, design and engineering meet scale. We use the latest technologies in the digital and cognitive field to empower organizations in every aspect.

We have more than 12,500 employees and we are present in 16 countries working for companies like Google, Rockwell Automation, Electronic Arts and Santander, among others.

We were named a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT, and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS. Management believes these measures help illustrate underlying trends in the company's business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, impairment of non financial assets, acquisition-related charges and COVID-19 related expenses. Because the company's non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its unaudited condensed interim consolidated statement of financial position as of March 31, 2020, its audited consolidated statement of financial position as of December 31, 2019 and its unaudited condensed interim consolidated statement of comprehensive income for the three months ended March 31, 2020 and 2019, prepared in accordance with IFRS as issued by IASB.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, impairment of assets, acquisition-related charges and COVID-19 related expenses. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual resuls in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: the impact and duration of the COVID-19 pandemic; our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Condensed Interim Consolidated Statement of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three months ended
	March 31, 2020	March 31, 2019

Revenues	191,572	146,151
Cost of revenues	(119,369)	(88,727)
Gross profit	72,203	57,424

Selling, general and administrative expenses	(51,872)	(38,632)
Net impairment losses on financial assets	(1,617)	(436)
Profit from operations	18,714	18,356

Finance income	256	170
Finance expense	(2,455)	(1,068)
Other financial results, net	2,717	(1,913)

Other income, net	16	(19)
Profit before income tax	19,248	15,526

Income tax	(6,078)	(3,427)
Net income for the period	13,170	12,099

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(2,104)	(616)
- Net change in fair value on financial assets measured at FVOCI	(114)	35
- Gains and losses on cash flow hedges	(2,069)	(882)
Total comprehensive income for the period	8,883	10,636

Net income attributable to:
Owners of the Company	13,170	12,099
Net income for the period	13,170	12,099

Total comprehensive income for the period attributable to:
Owners of the Company	8,883	10,636
Total comprehensive income for the period	8,883	10,636

Earnings per share
Basic	0.36	0.33
Diluted	0.35	0.32

Weighted average of outstanding shares (in thousands)
Basic	37,008	36,205
Diluted	38,093	37,320

Globant S.A.

Condensed Interim Consolidated Statements of Financial Position as of March 31, 2020 and December 31, 2019

(In thousands of U.S. dollars, unaudited)

	March 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	132,641	62,721
Short-term investments	1,520	19,780
Trade receivables	167,418	156,676
Other assets	12,296	13,439
Other receivables	19,772	19,308
Other financial assets	3,266	4,527
Total current assets	336,913	276,451

Non-current assets
Investments	-	418
Other assets	6,958	7,796
Receivables	20,411	8,810
Deferred tax assets	23,762	26,868
Investment in associates	3,776	3,776
Other financial assets	1,883	1,683
Property and equipment	88,900	87,533
Intangible assets	27,826	27,110
Right-of-use asset	73,024	58,781
Goodwill	187,978	188,538
Total non-current assets	434,518	411,313
TOTAL ASSETS	771,431	687,764

LIABILITIES
Current liabilities
Trade payables	30,166	31,487
Payroll and social security taxes payable	53,182	72,252
Borrowings	495	1,198
Other financial liabilities	10,903	8,937
Lease liabilities	19,728	19,439
Tax liabilities	7,762	7,898
Income tax payable	8,384	4,612
Other liabilities	1,029	368
Total current liabilities	131,649	146,191

Non-current liabilities
Trade payables	6,753	5,500
Borrowings	125,169	50,188
Other financial liabilities	813	1,617
Lease liabilities	49,149	41,924
Deferred tax liabilities	795	1,028
Provisions for contingencies	3,363	2,602
Total non-current liabilities	186,042	102,859
TOTAL LIABILITIES	317,691	249,050

Capital and reserves
Issued capital	44,439	44,356
Additional paid-in capital	163,597	157,537
Other reserves	(6,844)	(2,557)
Retained earnings	252,548	239,378
Total equity	453,740	438,714
TOTAL EQUITY AND LIABILITIES	771,431	687,764

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Three months ended
	March 31, 2020	March 31, 2019
Reconciliation of adjusted gross profit
Gross Profit	72,203	57,424
Depreciation and amortization expense	2,290	1,227
Share-based compensation expense	1,121	1,443
Adjusted gross profit	75,614	60,094
Adjusted gross profit margin	39.5%	41.1%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(51,872)	(38,632)
Depreciation and amortization expense	4,894	4,419
Share-based compensation expense	5,158	2,977
Acquisition-related charges (a)	2,758	1,832
Adjusted selling, general and administrative expenses	(39,062)	(29,404)
Adjusted selling, general and administrative expenses as % of revenues	(20.4)%	(20.1)%

Reconciliation of Adjusted Profit from Operations
Profit from Operations	18,714	18,356
Share-based compensation expense	6,279	4,420
Acquisition-related charges (a)	3,162	1,946
COVID-19-related expenses (b)	1,716	-
Adjusted Profit from Operations	29,871	24,722
Adjusted Profit from Operations margin	15.6%	16.9%

Reconciliation of Net income for the period
Net income for the period	13,170	12,099
Share-based compensation expense	6,279	4,420
Acquisition-related charges (a)	3,217	2,017
COVID-19-related expenses (b)	1,716	-
Adjusted Net income	24,382	18,536
Adjusted Net income margin	12.7%	12.7%

Calculation of Adjusted Diluted EPS
Adjusted Net income	24,382	18,536
Diluted shares	38,093	37,320
Adjusted Diluted EPS	0.64	0.50

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our condensed interim consolidated statements of comprehensive income, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

(b)	COVID-19 related expenses include, when applicable, bad debt provision related to the effect of COVID-19 on our customers businesses, donations and other expenses directly attributable to the pandemic that are both incremental to charges incurred prior to the outbreak and not expected to recur once the crisis has subsided and operations return to normal and clearly separable from normal operations.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020

Total Employees	9,259	9,905	11,283	11,855	12,538
IT Professionals	8,609	9,215	10,462	11,021	11,755

North America Revenues %	73.7	75.2	77.1	75.0	74.5
Latin America and Others Revenues %	17.0	16.1	17.0	20.0	19.5
Europe Revenues %	9.3	8.7	5.9	5.0	6.0

USD Revenues %	83.3	88.7	86.3	86.7	86.8
Other Currencies Revenues %	16.7	11.3	13.7	13.3	13.2

Top Customer %	10.5	10.4	11.9	11.7	11.7
Top 5 Customers %	28.9	27.2	26.1	27.0	29.1
Top 10 Customers %	40.8	41.0	38.6	38.5	41.0

Customers Served (Last Twelve Months)	472	585	744	822	876
Customers with >$1M in Revenues (Last Twelve Months)	91	97	104	107	112

Investor Relations Contact:

Paula Conde & Amit Singh, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant